UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT

Santiago, September 22, 2009

Mr.

Guillermo Larraín Ríos

Superintendent of Securities and Insurance

Present

Re: Material Fact

To whom it may concern:

In compliance with current regulations, I hereby inform you that at an Extraordinary Board of Directors’ meeting held on the date hereof, the Board of Directors of Lan Airlines S.A. resolved to call an Extraordinary Shareholders’ Meeting to be held on October 29, 2009, at 10:00 am, in order to discuss the following matters:

a)

Fixing of the price of the shares to be included in the compensation plans set up pursuant to Article 24 of Law No. 18,046, as decided during the Extraordinary Shareholders’ Meeting held on April 5, 2007, or authorization to the Board of Directors to make a decision to such effect; and

b)

Adoption of any and all agreements necessary for fixing the price described in (a) above, including an authorization to the Board of Directors, in the broader terms possible, to freely determine, modify, fix and agree to the terms of the compensation plans referred to in (a) above.

Sincerely,

/s/ Alejandro de la Fuente G.

Alejandro de la Fuente Goic

Vice-president of Corporate Finance

Lan Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2009

Lan Airlines S.A.
/s/ Cristián Toro Cañas By: Cristián Toro Cañas General Counsel